Subject to Completion, Dated February 5, 2009

PRELIMINARY PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
Dated February 5, 2009 to	Registration No. 333-150218
PROSPECTUS SUPPLEMENT
Dated April 11, 2008 and
PROSPECTUS
Dated April 11, 2008
CATERPILLAR FINANCIAL SERVICES CORPORATION
MEDIUM-TERM NOTES, SERIES F, ___% NOTES DUE 20__

Recent Developments

On January 26, 2009, we announced our 2008 year end results.  Statistical highlights are set forth below.  The quarterly results for 2008 and 2007 and the full year results for 2008 are not audited, and the results are not necessarily indicative of results that may be expected for future periods.  This information should be read together with our consolidated financial statements incorporated by reference in the accompanying prospectus and prospectus supplement.  See also “Cautionary Statement Regarding Forward-Looking Statements” in the accompanying prospectus.

FOURTH QUARTER 2008 VS. FOURTH QUARTER 2007
(ENDING DECEMBER 31)
(Millions of dollars)

	2008	2007	CHANGE
Revenues	$661	$780	(15%)
Profit Before Tax	$(10)	$172	(106%)
Profit After Tax	$13	$113	(88%)
New Retail Financing	$3,428	$4,100	(16%)
Total Assets	$33,082	$29,429	12%

FULL YEAR 2008 VS. FULL YEAR 2007
(ENDING DECEMBER 31)
(Millions of dollars)

	2008	2007	CHANGE
Revenues	$2,999	$2,998	0%
Profit Before Tax	$505	$728	(31%)
Profit After Tax	$385	$494	(22%)
New Retail Financing	$15,879	$14,074	13%

Fourth quarter and full year 2008 profit declines were principally due to (i) decreased net yield on average earning assets, (ii) higher provision for credit losses primarily related to deteriorating global economic conditions, (iii) interest rate volatility, primarily in the fourth quarter, resulting in mark-to-market adjustments on interest rate derivative contracts, (iv) increase in general, operating and administrative expenses and (v) write-downs on retained interests related to the securitized asset portfolio due to worse than expected losses.  The fourth quarter decrease in new retail financing was due primarily to decreases in the North America and Europe operating segments.  New retail financing for the year was $15.88 billion, an increase of $1.80 billion, or 13 percent, from 2007.  The increase was the result of increased new retail financing, primarily in our Asia-Pacific and Diversified Services operating segments.

Past dues over 30 days at December 31, 2008, were 3.88 percent compared to 2.36 percent at December 31, 2007.  This increase began with the downturn in the U.S. economy and has spread to other countries.  Write-offs, net of recoveries, for the year ended December 31, 2008, were $121 million (0.48% of average retail portfolio) compared to $68 million (0.31% of average retail portfolio) for the year ended December 31, 2007.  The increase in write-offs is primarily attributable to North America.  The rate of write-offs in 2008 as a percentage of average retail portfolio compares favorably to the most recent period of economic weakness in 2001/2002.

Allowance for credit losses totaled $395 million at December 31, 2008, which is 1.44 percent of net finance receivables at December 31, 2008, compared with 1.39 percent at December 31, 2007.

As reported in our Form 8-K filed with the Securities and Exchange Commission on January 26, 2009 (the “Form 8-K”), we and Caterpillar Inc. entered into amendments of various credit agreements utilized primarily to support our commercial paper programs that increase the upper range of interest rates applicable to certain amounts that may be drawn under the credit facilities in consideration of the lenders’ consent to our interest coverage ratio as of December 31, 2008 and to Caterpillar Inc.’s consolidated net worth as of December 31, 2008, each of which would otherwise have been below that stipulated in the credit agreements.  This summary description of the amendments to the credit agreements is qualified in its entirety by reference to terms and provisions of the respective amendments filed as exhibits to the Form 8-K.  While we believe that none of the credit covenants to which we are subject presently materially restrict our operations, our ability to meet any one particular financial covenant can be affected by events beyond our control.  We cannot provide assurance that we will continue to comply with each covenant, particularly if we continue to experience challenging and volatile market conditions as in the fourth quarter of 2008, and given that we are required to measure our compliance with our interest coverage covenant on a quarter-by-quarter basis. Any failure to comply with any of these covenants could result in a default under our agreements.  Upon the occurrence of certain defaults under our credit agreements, indentures and other treasury programs, the lenders, trustees, or counterparties have the potential ability to declare all amounts outstanding thereunder to be immediately due and payable, and our lenders could terminate commitments to extend further credit under our bank credit facilities.

A number of government programs designed to support the U.S. financial system were implemented in 2008.  We believe there have been unintended consequences of these programs that have affected us and other companies that do not qualify to participate in them.  Some of our competitors have been permitted to participate in certain of these programs, including the FDIC’s Temporary Liquidity Guarantee Program, which has effectively created below-market subsidized financing for those competitors and could continue to negatively impact  our ability to issue debt at rates that are comparable to those offered by our competitors.

           The ongoing financial and banking crisis accelerated in the fourth quarter of 2008 and has significantly impacted economic growth around the globe.  We expect 2009 will be the weakest year for economic growth in the postwar period.  We are expecting recessionary conditions to persist in most of the world throughout the year, with no growth in the world economy.  As a result, for 2009, we expect our profit before tax to decline by about half as a result of higher liquidity costs, such as costs for additional credit facilities, maintaining a higher cash balance and higher borrowing rates, resulting in lower spreads between the cost of borrowing and our lending rates.

As we expect further weakening of the global economy, we expect past dues and write-offs will likely be higher in 2009 compared with 2008.  In response, we increased the Allowance for credit losses to $395 million, or 1.44 percent of net finance receivables at the end of 2008.  Should economic conditions worsen beyond expectations, additional increases to our allowance for credit losses may be needed.  Furthermore, we have initiated several actions aimed at reducing costs including employment reductions and other general, operating and administrative expenses.

MEDIUM-TERM NOTES, SERIES F, ___% NOTES DUE 20__
SUBJECT	PRELIMINARY PRICING DETAILS

Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series F, ____% Notes Due 20__
Ratings:
A (Stable Outlook) by Standard & Poor’s, a division of The McGraw-Hill Companies
A2 (Negative Outlook) by Moody’s Investors Service, Inc.
A+ (Negative Outlook) by Fitch Ratings Ltd.
Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

Format:	SEC Registered-Registration Statement Number 333-150218
Trade Date/Pricing Effective Time:	February ____, 2009
Settlement Date (Original Issue Date):
February ____, 2009, which is the fifth business day following the Trade Date. Accordingly, purchasers who wish to trade the Medium-Term Notes on the date hereof or the next business day will be required, because the Medium-Term Notes will not initially settle in T+3, to specify an alternative settlement date at the time of such trade to prevent a failed settlement and should consult their own advisors.

Maturity Date:	February ____, 20__
Principal Amount:	$_______
Price to Public (Issue Price):	___%
Dealers' Commission:	___% (___ basis points)
All-in-price:	___%
Net Proceeds to Issuer:	$_______
Coupon	___%
Yield to Maturity	___%
Spread Multiplier:	N/A
Spread/Spread Multiplier Reset Option:	N/A
Optional Reset Dates (only applicable if option to reset spread or spread multiplier):	N/A
Basis for Interest Rate Reset (only applicable if option to reset spread or spread multiplier):	N/A
Specified Currency:	U.S. Dollars
Option to Elect Payment in U.S. Dollars (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Authorized Denominations (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Historical Exchange Rate (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Maximum Interest Rate:	N/A
Minimum Interest Rate:	N/A
Interest Payment Dates:	Interest will be paid semi-annually on the 15th of February and August of each year, commencing August 15, 2009 and ending on the Maturity Date
Stated Maturity Extension Option:	N/A
Extension Period(s) and Final Maturity Date (only applicable if option to extend stated maturity):	N/A
Basis for Interest Rate During Extension Period (only applicable if option to extend stated maturity):	N/A
Original Issue Discount Note:	N/A
Total Amount of OID:	N/A
Terms of Amortizing Notes:	N/A
Redemption Date(s):	N/A
Redemption Price:	N/A
Repayment Date(s):	N/A
Repayment Price(s):	N/A
Day Count Convention:	30/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter
Joint Lead Managers & Bookrunners:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co.
Exchange Rate Agent:	U.S. Bank Trust National Association
Calculation Agent:	U.S. Bank Trust National Association
CUSIP:	______________
Other Terms:	N/A

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASCRIBED THERETO IN THE PROSPECTUS SUPPLEMENT. THE INTEREST RATES ON THE NOTES MAY BE CHANGED BY CATERPILLAR FINANCIAL SERVICES CORPORATION FROM TIME TO TIME, BUT ANY SUCH CHANGE WILL NOT AFFECT THE INTEREST RATE ON ANY NOTES OFFERED PRIOR TO THE EFFECTIVE DATE OF THE CHANGE.